UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 001-02413

 Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Canadian National Railway Company

Table of Contents

Item

1.	Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

www.cn.ca
Corporate Services

Sean Finn
Executive Vice-President Corporate Services
and Chief Legal Officer

935 de La Gauchetiere Street West
Montreal, Quebec H3B 2M9
Canada
Telephone: (514) 399-7091
Facsimile: (514) 399-4854

Services corporatifs

Vice-président exécutif Services corporatifs
et chef de la direction des Affaires juridiques

935, rue de La Gauchetière Ouest
Montréal (Québec) H3B 2M9
Canada
Téléphone : 514-399-7091
Télécopieur : 514-399-4854

VIA SEDAR

April 26, 2012

To:	Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Superintendent of Securities Office, Newfoundland & Labrador
Department of Justice, Northwest Territories
Nova Scotia Securities Commission
Ontario Securities Commission
Superintendent of Securities Office, Prince Edward Island
Saskatchewan Financial Services Commission
Yukon Securities Office
Department of Justice, Nunavut

RE:	Canadian National Railway Company
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Following the Annual Meeting of Shareholders of Canadian National Railway Company (the “Company”) held on Tuesday, April 24, 2012, at 10:00 a.m. (Atlantic Daylight Time) in the Grand Ballroom (Room 200C) of the World Trade and Convention Centre, 1800 Argyle Street, Halifax, Nova Scotia, Canada (the “Meeting”), and in accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting.

1. Election of Directors

A ballot was conducted with respect to the election of directors. The 13

April 26, 2012

nominees proposed by management were elected as directors.  According to proxies received and ballots cast, each of the following 13 individuals were elected as directors of the Company until the next annual shareholder meeting or until such person’s successor is elected or appointed, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Michael R. Armellino
A. Charles Baillie
Hugh J. Bolton
Donald J. Carty
Amb. Gordon D. Giffin
Edith E. Holiday
V. Maureen Kempston Darkes
The Hon. Denis Losier
The Hon. Edward C. Lumley
David G.A. McLean
Claude Mongeau
James E. O’Connor
Robert Pace
	308,383,246 308,848,034 307,266,722 314,795,530 314,475,319 304,198,593 308,475,447 307,669,896 308,386,773 302,115,459 316,255,051 316,757,334 315,472,079	97.11 97.26 96.76 99.13 99.03 95.80 97.14 96.89 97.11 95.14 99.59 99.75 99.35	9,167,029 8,702,153 10,283,465 2,754,745 3,074,956 13,351,682 9,074,828 9,880,380 9,164,401 15,434,816 1,295,224 792,941 2,078,196	2.89 2.74 3.24 0.87 0.97 4.20 2.86 3.11 2.89 4.86 0.41 0.25 0.65

2. Appointment of Auditors

KPMG LLP was appointed as the Company’s auditors until the next annual meeting of shareholders, by a majority of the shareholders on a show of hands.  The percentage of common shares with proxies received “FOR” the appointment of the auditors was 99.30% of the common shares represented as follows:

Votes For — 329,035,016 (99.30%)

Votes Withheld — 2,335,801 (0.70%)

April 26, 2012

3. Non-binding Advisory Resolution on Executive Compensation

A ballot was conducted with respect to the non-binding advisory vote on the Company’s approach to Executive compensation. The percentage of common shares voted “FOR” was 95.48% of the common shares represented at the Meeting as follows:

Votes For — 303,186,533 (95.48%)

Votes Against — 14,364,102 (4.52%)

Yours truly,

/s/ Sean Finn
Executive Vice-President
Corporate Services and Chief Legal Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	April 27, 2012	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel